AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 2017

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1

              FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND
                       (Name of Subject Company (Issuer))

              FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND
                        (Name of Filing Person (Issuer))

        COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   337319107
                     (CUSIP Number of Class of Securities)


                                W. SCOTT JARDINE
                                   SECRETARY
              FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND
                       (Name of Subject Company (Issuer))
               120 E. LIBERTY DRIVE, SUITE 400, WHEATON, IL 60187
                                 (800) 621-1675

      (Name, Address and Telephone Number of Person Authorized to Receive

           Notices and Communications on Behalf of Filing Person(s))

                                With a Copy to:
                                  Eric F. Fess
                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603
                           Telephone: (312) 845-3000

                           CALCULATION OF FILING FEE

-------------------------------------   ------------------------------------
        TRANSACTION VALUATION                   AMOUNT OF FILING FEE
-------------------------------------   ------------------------------------
          $54,261,899.46 (a)                       $6,288.95 (b)
-------------------------------------   ------------------------------------
(a) The transaction value was calculated by multiplying 4,316,778 Common Shares of First Trust/Aberdeen Global Opportunity Income Fund by $12.57, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on May 18, 2017.

(b) Calculated at $115.90 per $1,000,000 of the Transaction Valuation.



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[X] Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,288.95
Form or Registration No.: Schedule TO
Filing Party: FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND
Date Filed: May 25, 2017

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

         [ ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

         [ ] Rule 14d-1(d) (Cross-Border Third Party Tender Offer)



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                                EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on May 25, 2017 by First Trust/Aberdeen Global Opportunity Income Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the "Fund"), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Fund's offer to purchase for cash up to 4,316,778 shares of the Fund's issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to conditions contained in the Offer to Purchase dated May 25, 2017 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal", which together with the Offer to Purchase and any amendments or supplements to either or both, constitute the "Offer"), at a purchase price equal to 98% of the Fund's net asset value per share ("NAV") determined as of June 23, 2017 at the close of the regular trading session of the New York Stock Exchange.

This Amendment No. 1 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.


ITEM 10. FINANCIAL STATEMENTS.

Not applicable.


ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

       (a)(5)(iii) Press Release dated June 23, 2017.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.



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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY
                                        AND INCOME FUND


                                        /s/ James M. Dykas
                                        ---------------------------------------
                                        James M. Dykas
                                        President and Chief Executive Officer

June 23, 2017

June 23, 2017


                                 EXHIBIT INDEX

EXHIBIT      DESCRIPTION

(a)(1)(i) Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase. (1)

(a)(1)(ii)   Letter of Transmittal. (1)

(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(iv)   Letter to Clients and Client Instruction Form. (1)

(a)(1)(v)    Notice of Guaranteed Delivery. (1)

(a)(1)(vi)   Notice of Withdrawal. (1)

(a)(2)       Not applicable.

(a)(3)       Not applicable.

(a)(4)       Not applicable.

(a)(5)(i)    Press Release dated February 14, 2017. (2)

(a)(5)(ii)   Press Release dated May 25, 2017. (1)

(a)(5)(iii)  Press Release dated June 23, 2017.

(b)          Not applicable.

(d) Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (U.S.) Inc. (3)

(d)(1)       Custodian Services Agreement with The Bank of New York Mellon. (3)

(d)(2)       Investment Management Agreement with First Trust Advisors, L.P. (3)

(d)(3) Investment Sub-Advisory Agreement with First Trust Advisors, L.P. and Aberdeen Asset Management Inc. (3)

(e)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

--------------------------------------------------------------------------------

(1) Previously filed on Schedule TO via EDGAR on May 25, 2017 and incorporated herein by reference.

(2) Previously filed on Schedule TO via EDGAR on February 14, 2017 and incorporated herein by reference.

(3) Previously filed in Pre-Effective Amendment No. 2 on to Registrant's Registration Statement on Form N-2 (File No. 333-119081) on November 23, 2004 and incorporated herein by reference.